Exhibit 99.2

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross agreement with B2Gold
on Kupol East and West exploration licences closes

Toronto, Ontario – August 27, 2010 – Kinross Gold Corporation (TSX:K, NYSE:KGC) announced today that its agreement with B2Gold Corp. to acquire B2Gold’s rights to an interest in the Kupol East and West exploration licence areas, first announced on July 22, 2010, has now closed.

The Kupol East and West exploration licence areas lie adjacent to the Kupol mine site and are approximately 100 kilometres south of the Dvoinoye and Vodorazdelnaya properties, further consolidating Kinross’ position in a prospective region in the Russian Federation.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com